 Exhibit 99.1

 All transactions listed below relate to purchases of Common Stock of
 Central Garden & Pet Company on December 12, 2007.

 SHARES  PRICE  SHARES BENEFICIALLY OWNED AFTER TRANSACTION

   200  6.65  7,179
   100  6.65  7,279
   200  6.70  7,479
   100  6.70  7,579
    20  6.70  7,599
   100  6.70  7,699
   100  6.70  7,799
 1,180  6.70  8,979